Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

February 7, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on February 7, 2008.

Item 4.	Summary of Material Changes

On February 7, 2008, NovaGold announced that the Measured and Indicated Resource for the Donlin Creek gold project has increased by 77% to 29.4 million ounces of gold, compared to NovaGold’s previous resource estimate of 16.6 million ounces published in September 2006, successfully converting a majority of the Inferred Resources to the Measured and Indicated category. The new resource estimate includes an additional 135,000 meters (443,000 feet) of drilling from 359 holes, incorporating all of the 2006 drill program and roughly 72% of the 2007 drill program at Donlin Creek.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

A new resource estimate for the Donlin Creek project has been received by NovaGold from Barrick. This new estimate has increased the Measured and Indicated Resources by 77% to 29.4 million ounces of gold as per the table below, compared with NovaGold’s previous estimate of 16.6 million ounces published in September 2006. The majority of the previously reported Inferred Resource was converted to the Measured and Indicated category through a targeted infill drill campaign. The resource has been constrained within a conceptual pit based on US$650/oz of gold and using recent estimates of mining, geotechnical and metallurgical parameters. Barrick’s Technical Services Evaluations Group estimated a variable cutoff grade based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties, rather than gold grade alone.

Donlin Creek Resource Estimate – DC7a(1)(2)(3)(4)
Effective Date February 5, 2008

Resource Category	Tonnes (Millions)	Grade (Au g/t)	Au Ounces (Millions)
Measured	4.3	2.73	0.38
Indicated	367.4	2.46	29.00
Total M+I	371.7	2.46	29.38
Inferred	46.5	2.31	3.46

Notes:
(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability. See “Cautionary Note Concerning Reserve and Resource Estimates”.
(2) Rounding differences may occur.
(3) Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$650/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$1.57/t mined; process cost is calculated as the percent sulfur grade x US$2.09 + US$10.91; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5% . Blocks with a cost margin of US$0.01/t or higher above the variable cutoff were reported.
(4) Waste blocks within the open-pit shell surrounded by blocks above cutoff are included in resource estimate. Blocks above cutoff within the open-pit shell surrounded by blocks of waste are excluded from resource estimate.

The updated resource estimate was based on a 3D geologic and mineralization model that integrated all exploration work on the project through October 3, 2007, including over 402,000 meters (1.3 million feet) of drilling in 1,578 holes. Metal grades were estimated with 6-meter-long drill hole composites using inverse distance cubed estimation methods into 6 meter x 6 meter x 6 meter blocks. Geologic controls to mineralization were applied by using lithologic constraints and grade shell. High-grade outlier composite values were capped based on a review of cumulative frequency plots for each major rock type. The block model was preprocessed to disregard isolated blocks above cutoff and to include blocks below cutoff that couldn’t reasonably be segregated by open pit mining methods.

A rigorous quality control and quality assurance protocol was used on the project, including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada. The 2006 and 2007 drill program and sampling protocol was managed by Barrick, as were assay quality control and quality assurance standards. Kevin Francis, P.Geo., Resource Manager for NovaGold, who is a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”) has validated the resource estimate and confirms that procedures, protocols and methodology used in the estimation conform to industry standard. An NI 43-101 compliant technical report of the resource estimate will be filed on SEDAR within 45 days. The technical information contained in this press release was verified by, and is the responsibility of, Kevin Francis.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald
Senior Vice-President and Chief Financial Officer
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

February 14, 2008